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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459


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                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 6, 2002


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                              Banco Santander Chile
             (Exact name of registrant as specified in its charter)


                                   Bandera 140
                                 Santiago, Chile
                     (Address of principal executive office)


                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                 Form 20-F         X                 Form 40-F
                                 -----                          -----


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                  No       X
                                 -----                          -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                            -----

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                              Banco Santander Chile

                                TABLE OF CONTENTS

     Item
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       1.         Press release dated October 31, 2002 titled "Banco Santander
                  Chile Abandons Loan Portfolio Sale".



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                                                                          ITEM 1

                                  PRESS RELEASE

               Banco Santander Chile Abandons Loan Portfolio Sale

(Santiago, October 31st, 2002).- In connection with the loan portfolio sale announced to the public and its shareholders, Banco Santander Chile informs that after evaluating several purchase offers it has rejected all the offers received since the sale would not have generated higher earnings than those expected to be generated by the loan portfolio offered for sale. In addition, none of the offers received complied with any of the conditions required by the bank to generate value to all and each of its shareholders.

With this decision, Banco Santander Chile concludes the negotiations for the portfolio sale. However, the bank will be permanently evaluating possible portfolio sales on an on-going basis as part of the normal business practice of any other financial institution.

Due to the current efficiency and profitability of all business areas of Banco Santander Chile, the bank does not expect this decision to have any important effects on its branch network or its employees. We will continue to preserve the service provided to our customers and the creation of value for all of our shareholders.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995: This press release includes certain "forward-looking statements." All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized. For the statements contained herein, Banco Santander Chile claims the protection of the safe harbor included in the Private Securities Litigation Reform Act of 1995.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Banco Santander Chile

Date:   November 6, 2002                        By:   /s/ Gonzalo Romero
                                                      -------------------------
                                                      Name:    Gonzalo Romero
                                                      Title:   General Counsel